EXHIBIT 99.2

DIGATRADE FINANCIAL

CORPORATION

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For the Three and Six Months Ending June 30, 2021

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

This report is dated August 26, 2021

The following discussion and analysis prepared as at August 26, 2021, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “the Company”) for the six months ended June 30, 2021 as compared to the same periods in 2020. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the unaudited consolidated financial statements of the Company for the six months ended June 30, 2021. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008, the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name to Digatrade Financial Corporation.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Digatrade Financial Corp. is a financial technology (FinTech) services company. The Company has been focused on the financial technology industry since 2015. During that time, the Company has pursued several different areas of business including blockchain development services, transaction services for crypto-currencies (e.g., Bitcoin) and other related financial services technologies.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed its online retail trading platform but will continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019, the Company executed a Definitive Agreement with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and trades under the symbol “DIGAF”.

Prior to the change of name on February 19, 2015, the Company was an energy exploration company focused on the identification and evaluation for acquisition of energy assets.

Organization Structure

As of the date of this report the Company has three wholly-owned subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation), Digatrade (UK) Limited (a United Kingdom corporation),

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Recent corporate developments

During the period commencing on January 1, 2021, until the date of this report, the Company experienced the following corporate developments:

Convertible Promissory Notes Issued

During the period January 1, 2021 to the date of this report, the Company issued further convertible promissory notes, raising net proceeds of $301,244 (US$251,884).

The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance.

Any amount of interest or principal that is not paid on the maturity date bears interest at 15% to 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the Market Price. The “Market Price” means the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days or the average of the two lowest closing bid prices during the twenty-five days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

Conversion of Convertible Promissory Notes

During the period January 1, 2021, to the date of this report, the Company converted promissory notes with a face value of US$262,500 into 111,136,865 common shares of the Company.

COVID-19 Pandemic

The outbreak of the COVID-19 virus and the worldwide pandemic has impacted the Company’s plans and activities. The Company may face disruption to operations, supply chain delays, travel and trade restrictions, and impacts on economic activity in affected countries or regions can be expected and are difficult to quantify. Regional disease outbreaks and pandemics represent a serious threat to hiring and maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these regional disease outbreaks and pandemics and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks.

In addition, the pandemic has created a dramatic slowdown in the global economy. The duration of the outbreak and the resulting travel restrictions, social distancing recommendations, government response actions, business disruptions and business closures may have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the pandemic’s impact on global industrial and financial markets which may reduce share prices and financial liquidity thereby severely limiting access to essential capital.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Selected Annual Information

The following table provides a summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2020:

	Years ended December 31,
	2020	2019	2018
			(Restated)
	$	$	$
Net loss Basic and diluted loss per share	2,711,872	(2,094,253)	(522,963)
(post-share consolidation)	(0.01)	(0.01)	(0.01)

Total assets	293,157	304,423	1,478,985
Total liabilities	1,862,080	735,326	1,097,913

Results of Operations

For the three and six months ended June 30, 2021, the Company had a net loss of $96,511 and a profit of $104,720, respectively, as compared with net losses of $833,727 and $1,158,466 for the three and six months ended June 30, 2020, respectively.

Accounting Audit and Legal Expenses amounted to $15,850 and $31,850 for the three and six months ended months ended June 30, 2021, as compared with $44,217 and $68,217 for the three and six months ended Jene 30, 2020, respectively, representing decreases of $28,367 and $36,367. The decreases resulted from additional audit work in connection with the 2019 audit which did not reoccur during the 2020 audit. The Company did not incur any legal expenses during the three and six months ended June 30, 2021, and 2020, respectively.

Consulting expense for the three and six months ended June 30, 2021, decreased by $8,269 and $24,096 to $39,727 and $92,996 from $47,996 and $117,092, respectively. The decreases in expenditure during the three and six months ended June 30, 2021 resulted from varying levels of corporate activity during the respective periods.

Management fees for the three and six months ended June 30, 2021 amounted to $37,835,and $88,567 as compared with $41046 and $105,556 for the three and six months ended June 30, 2020, decreases of $3,211 and $16,999 respectively. The decreases during the three and six months ended June 30, 2021, resulted from changes in the levels of corporate activity during the periods under review.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

During the three and six months ended June 30, 2021 the Company incurred Filing and Transfer Agents Expenses in the amounts of $3,000 and $8,487, respectively, and as compared with $6,287 and $12,572 incurred during the corresponding periods in 2020, representing decreases of $3,287 and $4,086, respectively. The reduction of expenditure resulted from decreased filing activity during the period.

The Company incurred Marketing expenses in the amount of $1000 during the three and six months ended June 30, 2021, as compared with $4,039 during the three months ended March 31, 2020.

During the three and six months ended June 30, 2021, the Company incurred office expenses in the amounts of $1,500 and $5,000, respectively, as compared with $430 and $527 incurred in the corresponding periods in 2020. The increases of $1,070 and $4,473 respectively, resulted from the additional utilization of online collaboration tools during the Covid pandemic together with additional administration expenses incurred in connection with the company’s business.

The Company realized a foreign exchange gains of $1,275 and $1,719 during the three and six months ended June 30, 2021, as compared with a gain of $3,742 and a loss on foreign exchange of $9,722 during the three and six months ended June 30, 2020. The losses and gain resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

The Company incurred Interest Expense during the three and six months ended June 30, 2021 and 2020 in the amounts of $9,761, $18,259, $8,292 and $13,868, respectively. This expenditure was incurred in connection with the issuance of Convertible Promissory Notes.

The Company realized Accretion Expenses in the amounts of $56,440 and $68,428 for the three and six months ended June 30, 2021, respectively, as compared with $37,354 and $95,094, respectively, for the corresponding periods in 2020.

During the three and six months ended June 30, 2021, the Company recognized gains in the fair value of derivative instruments of $67,459 and $417,955, respectively, as compared with losses of $627,202, and 684,311 for the three and six months ended June 30, 2020, respectively. The changes in the Fair Value of Derivative instruments resulted from changes in the calculated volatility of the price of the Company’s publicly traded stock.

The Company incurred losses in connection with the operations of Securter Systems Inc. during the three and six months ended June 30, 2020, in the amounts of $24,645 and $47,458. Following the disposal of the investment in SSI on September 8, 2020, the company incurred no further losses during the three and six months ended June 30, 2021, in connection with this investment.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Financial position

As at June 30, 2021, the Company had a working capital deficiency of $213,194 as compared with a working capital deficiency of $238,702 at December 31, 2020, a decrease in working capital deficiency of $25,508.

The decrease in working capital deficiency during the three months ended March 31, 2021 is due to increases in Cash of $8,088 and decreases in GST Recoverable of $7,314, Trade and Other Payables, Convertible Promissory Notes – Liability Component and Promissory Notes amounting to $21,748, $2,847 and $166, respectively.

Liquidity and Capital Resources

As the Company has historically generated nominal revenues from our operations, the Company no internal sources of funds and are reliant upon investors and lenders to fund its operations to continue to further develop its products. The Company has funded its operations to date principally from the sale of convertible promissory notes and, to a lesser extent, sale of equity securities. Management believes that the Company will continue to be reliant upon debt and equity financing to fund continuing operations until the business plan is fully implemented. The Company has incurred losses since inception and have incurred negative cash flows from operations from inception through June 30, 2021.

During the six months ended June 30, 2021, the Company raised $251,360 by the issuance of Convertible Promissory Notes (six months ended June 30, 2020 - $258,223).

Changes in non-cash working capital accounts during the six months ended June 30, 2021 provided $15,005 (the six months ended June 30, 2020 - provided $53,499).

During the six months ended June 301, 2021, the Company used cash in the amount of $228,267 to fund the Company’s continuing operations (six months ended June 30, 2020 - $200,166) and invested $Nil in the operations of SSI (six months to June 30, 2020 – $53,295).

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Quarterly Disclosure – Eight Quarters Preceding the Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2020
	$	$	$	$
Revenues
Net profit (loss)	245,820	(1,799,226)	201,231	(96,511)
Basic and Diluted profit (loss) per share (post-share consolidation)	$0.0002	$(0.0018)	$0.0001	$(0.0001)

	Three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	$	$	$	$
Revenues	-		-	-
Net profit (loss)	(252,109)	(343,337)	(324,739)	(833,727)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.001)	(0.001)	(0.0005)	$(0.0009)

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Transactions with Related Parties

As reported in the unaudited consolidated financial statements for the six months ended June 30, 2021, the Company was involved in certain transactions with related parties.

The Company incurred management fees for services provided by key management personnel for the three and six months ended June 30, 2021, and 2020, as described below.

	Three Months ended June 30, 2021	Three Months ended June 30, 2020	Six Months ended June 30, 2021	Six Months ended June 30, 2020
	$	$	$	$

Management Fees	37,835	41,046	88,567	105,566

Significant Accounting Policies

Refer to Note 2 to the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 for the Company’s significant accounting policies.

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

Refer to Note 2(k) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 for the Company’s financial instruments.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Outstanding Share Data

(a)	Common shares
Authorized Unlimited number of common shares, participating, voting (voting right of 1 vote per share), and no par value.

2,100,000 Class “B” Common Shares, non-participating, voting (voting right of 1,000 votes per share) and no par value.

Issued and outstanding as at June 30, 2021 1,453,610,687 Common Shares for a net consideration of $10,223,329. 2,100,000 Class B Common Shares for a net consideration of $300

(b)	Stock Options
Outstanding stock options as at December 31, 2020

Number of Options:	10,000,000
Exercise Price:	US$0.006
Expiry:	February 14, 2027

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2020 Nil

Risk Factors.

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.

For the six months ended June 30, 2021, we recorded a net comprehensive profit of $104,720 as compared to a net comprehensive loss of $1,115,625 for the six months ended June 30, 2020. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as stated in Note 1 to the unaudited consolidated financial statements for the six months ended June 30, 2021, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $10,400,484 as at June 30, 2021. Operations for six months ended June 30, 2021, have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

We estimate that we will require at least US$500,000 to further expand in South America and fund the marketing and distribution of the proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

We cannot predict when or if we will produce revenues.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise capital. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this raise. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business.

Our entry into the development of a secure mobile application for card not present “CNP” transaction business may not be successful and there are risks attendant on these activities.

The Financial Technology “FinTech” business is extremely competitive. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem for secure online payments is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Cybersecurity risks associated with the FinTech industry are becoming increasingly challenging and we may be unable to meet future regulatory requirements related to data protection and privacy.

Cybersecurity is becoming increasingly challenging with the growth in the number of hackers and financial stalkers seeking opportunities to disrupt operations and/or extort funds from persons or companies whose cybersecurity measures were unable to prevent malicious data harvesting and misuse. We cannot guarantee that all such attempts shall be defeated, nor that our intellectual property shall remain beyond the reach of parties seeking proprietary insights. Data protection and privacy is never absolute, regardless of method(s) used. Independent of any 3rd party malicious intent referred to above, there is a risk that despite best efforts our data protection and privacy shall not meet a future regulatory definition of a reasonable standard, if it is imposed or “expected” retroactively. Information at risk may or may not be financial in nature and may or may not be our own information. We do not have sufficient resources to evaluate all possible outcomes, or all possible measures that we could take now, or could have taken in the past, to attain an even higher level of diligence and care than we are taking presently.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Regulatory compliance in the FinTech sector is evolving.

We are unable to guarantee that we will be able to proceed with all desired plans if the regulatory environment changes in a manner that undermines existing business plans. Such regulations have an impact in every country in which we will be deriving revenue from licensing or by any other commercial mechanism.

We may be unable to meet growth Open Source technology trends which could have a detrimental impact on our business.

Open source software compliance and vulnerability management has become an area of risk due to the expanding scope of this realm of software. We cannot ensure that we will at all times fully understand the state-of-the-art standing of every aspect of our own development goals until such time that a sufficient expenditure of time, money and effort has been made to understand all open source material and trends, and their relevance to our own interests.

Customers may not adapt to our new technology which may affect our ability to generate revenues in the future.

Culture risk emerges when our organization interfaces with financial institutions as our customers. We do not know in advance whether all our customers will be willing to make changes, if necessary, to accommodate protocols that arise from the adoption of our technology, or incompatibility that may arise from the nature of our software development methods, including our approach to FinTech problem solving.

Reliance on systems governance on third party transactions may risk compliance issues.

Governance for intelligent automation is of increasing importance in business activity that is characterized by a large number of small-dollar-value transactions. Our revenue model requires sharing of transaction fees for commerce that, in aggregate, may represent millions or even hundreds of millions of consumer transactions. We may therefore need to rely upon systems-governance more than individual situational oversight where third party transactions are concerned. This may mean that non-compliance of some type may come to light too late to remedy in the immediate tense and may therefore only be correctable with systemic adjustment for the future.

FinTech is an emerging industry that may be subject to changes in accounting standards in the future the adoption of which may require time for our business to adjust.

New accounting standards in the category of FinTech sector businesses may be introduced over time and have a bearing on our planning, execution and reporting in respect of issues that have hitherto been satisfactory and understood but may require a period of transition to grasp implications at the strategic level and communicate same to shareholders effectively.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Use of data and analytics in our internal audit may become more complex as metadata becomes increasingly important to our analyses.

It is not known whether the effect upon our internal practices of new analytics will remain permissible from the perspective of third-party audits occurring after-the-fact.

Our use of Cloud computing, data storage and/or cloud collaboration may not conform to future operational “best practices.

Transitioning to and operating “in the cloud” is a matter whose risks and rewards are subject to conflicting strategies even amongst companies who otherwise are considered to have best practices, operationally. It is not knowable in advance whether our own policies regarding the use of cloud computing, cloud data storage or cloud collaboration in our use of information, our sharing of information and our design of proprietary information assets will conform to a future interpretation of “best practices”, after cloud eco-system techniques and their implications are better understood.

We rely on third party service providers which we may not be able to control. This subjects us to risks for failure of performance in development of our business plan.

We will at all times in the pursuit of our goals rely on at least some expertise that is external to our company. Despite best efforts to vet the competency of service providers, it will not be possible to fully appreciate the quality of their contribution until after-the-fact, which may in some instances require second attempts, corrections or new directions. We shall always seek to mitigate our risk and liability arising from any failures of performance that may arise; however, it is not possible to quantify this in financial terms or predict it in operational terms. The risk in our development work is inherently high and does not diminish over time as we will continually focus on customer problems that require new solutions yet to be created.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our key executive and chairman, Brad Moynes. Mr. Moynes functions as our chairman and executive officer, and as such, we are heavily dependent upon him to conduct our operations. In 2018, the Company added two additional directors which now brings the board to four directors. We do not have key man insurance. If Mr. Moynes resigns or dies, there could be a substantial negative impact upon our operations. If that should occur, until we find other qualified candidates to become officers and/or directors to conduct our operations, we may have to suspend our operations or cease operating entirely. In that event, it is possible you could lose your entire investment.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, including those related to Securter technology, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of Canada or the United States. In addition, third parties may seek to challenge, invalidate or circumvent our intellectual property, or applications for same. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers for which we may be liable. As the number of service providers and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights.

Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have a material adverse effect on our business. These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our software products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our end-customers for certain intellectual property infringement claims regarding our software products. As a result, in the case of infringement claims against these end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If an end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

Risks Related to Our Stock

The market price of our shares may fluctuate significantly.

The market price and liquidity of the market for shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Some of the factors that could negatively affect the market price of our shares include:

•	our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
•	equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;
•	loss of a major funding source;
•	actual or anticipated accounting problems;
•	changes in market valuations of similar companies;
•	adverse market reaction to any indebtedness we incur in the future;
•	speculation in the press or investment community;
•	price and volume fluctuations in the overall stock market from time to time;
•	general market and economic conditions, and trends including inflationary concerns, the current state of the credit and capital markets;
•	significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;
•	changes in law, regulatory policies or tax guidelines, or interpretations thereof;
•	operating performance of companies comparable to us; and
•	short-selling pressure with respect to shares of our shares generally.

As noted above, market factors unrelated to our performance could also negatively impact the market price of our shares. One of the factors that investors may consider in deciding whether to buy or sell our shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities increase.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.

If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.

Our stock trades on the OTC “Pink” Marketplace but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be “thin” or “illiquid,” which could result in increased price volatility. Prices may be influenced by investors’ perceptions of us and general economic conditions, as well as the market for energy generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.

In general, “penny stock” (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than US$5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years. As a “penny stock” our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of US$1 million or annual incomes exceeding US$200,000, or US$300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders’ ability to sell the stock in the public market.

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DIGATRADE FINANCIAL CORPORATION Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) For the three and six months ending June 30, 2021

If you are a United States investor, your legal recourse could be limited.

The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States’ securities laws.

Approval

The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov

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